Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, August 26, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 19 to August 23, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19/08/2024	272,732	62.801219	17,127,902.06	XPAR
19/08/2024	134,055	62.825835	8,422,117.31	CEUX
19/08/2024	24,769	62.784412	1,555,107.10	TQEX
19/08/2024	16,046	62.793261	1,007,580.67	AQEU
20/08/2024	304,671	62.291990	18,978,562.89	XPAR
20/08/2024	133,000	62.288395	8,284,356.54	CEUX
20/08/2024	40,000	62.281825	2,491,273.00	TQEX
20/08/2024	20,000	62.288422	1,245,768.44	AQEU
21/08/2024	254,496	62.060643	15,794,185.40	XPAR
21/08/2024	172,174	62.049125	10,683,246.05	CEUX
21/08/2024	31,357	62.048427	1,945,652.53	TQEX
21/08/2024	20,671	62.066749	1,282,981.77	AQEU
22/08/2024	281,514	61.683828	17,364,861.16	XPAR
22/08/2024	162,000	61.697261	9,994,956.28	CEUX
22/08/2024	40,000	61.693998	2,467,759.92	TQEX
22/08/2024	19,000	61.705037	1,172,395.70	AQEU
23/08/2024	323,640	62.101044	20,098,381.88	XPAR
23/08/2024	130,734	62.106071	8,119,375.09	CEUX
23/08/2024	31,000	62.100858	1,925,126.60	TQEX
23/08/2024	13,800	62.105509	857,056.02	AQEU
Total	2,425,659	62.176360	150,818,646.39

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).